EXHIBIT 8.1

List of Subsidiaries

1.	Sinovac Biotech (Hong Kong) Ltd., a Hong Kong company

2.	Tangshan Yian Biological Engineering Co., Ltd., a PRC company

3.	Sinovac Biotech Co., Ltd., a PRC company

4.	Beijing Sinovac Biological Technology Co., Ltd., a PRC company

5.	Sinovac (Dalian) Vaccine Technology Co., Ltd., a PRC company